PLATINUM GROUP METALS
PLG:NYSE MKT
PTM:TSX

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on February 27, 2014

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein (except when voting by telephone), please strike out the names of Management's Nominees and insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted or withheld from voting in accordance with the instructions of the undersigned registered shareholder(s), on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly, however where no choice is, or both choices are, specified by a shareholder with respect to a resolution set out in this proxy, the proxyholder is directed to vote the securities represented by this proxy as directed by Management.

6. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

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7. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 11:00 AM (Pacific Time) on February 25, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We, being holder(s) of Platinum Group Metals Ltd. (the "Company") hereby appoint: R. Michael Jones, or failing him, Frank R. Hallam ("Management's Nominees"),

OR

Print the name of the person you are appointing if this person is someone other than the Management's Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the undersigned registered shareholder in accordance with the following directions (or if no directions have been given, or if both choices are selected, in favour of all matters described herein) and in his/her discretion on all other matters that may properly come before the Annual General Meeting of shareholders of the Company to be held in the Lobby Level Boardroom, Bentall 5, 550 Burrard Street, Vancouver, B.C., on Thursday, February 27, 2014 at 11:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. R. Michael Jones	☐	☐	02. Frank R. Hallam	☐	☐	03. Barry W. Smee	☐	☐
04. Iain D.C. McLean	☐	☐	05. Eric H. Carlson	☐	☐	06. Timothy D. Marlow	☐	☐
07. Diana J. Walters	☐	☐						

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	For	Withhold
2. Appointment of Auditors To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as the Company's Auditors for the ensuing year and to authorize the Directors to fix their remuneration.	☐	☐

	For	Against
3. Advance Notice Policy and Amendment to Articles To pass an ordinary resolution to approve the Advance Notice Policy of the Company and an alteration to the Company's Articles to include provisions requiring advance notice of Director nominees from shareholders, as more particularly described in the accompanying Information Circular.	☐	☐

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	For	Against
4. Other Business To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.	☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.